SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549



                         SCHEDULE 13D/A

                        (Amendment No. 1)

           Under the Securities Exchange Act of 1934




               Electronic Identification, Inc.
                       (Name of Issuer)


           Common Stock, $0.001 par value per share
                (Title of Class of Securities)


                         285734 20 8
                        (CUSIP Number)


                     James F. Biagi, Jr.
                 701 Fifth Avenue, Suite 2800
                   Seattle, Washington  98104
                        (206) 587-5700
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                           10/31/2002
   (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 285734 20 8


1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Advanced Biometrics, Inc. - 91-1810027


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                            (b) [ ]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

        WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Washington


 NUMBER OF            7    SOLE VOTING POWER          3,500,000 (1)
   SHARES
BENEFICIALLY          8    SHARED VOTING POWER        0
  OWNED BY
    EACH              9    SOLE DISPOSITIVE POWER     350,000 (2)
 REPORTING
PERSON WITH          10    SHARED DISPOSITIVE POWER   0



11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

        350,000 shares (2)


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                              [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.0%

14 TYPE OF REPORTING PERSON*

   CO

(1) Consisting of 3,500,000 shares of Series A Convertible Preferred
    Stock entitled to one vote per share on matters that are subject to the vote of all holders of Common Stock, subject to the limitation described in Item 4. The 3,500,000 shares of Series A Convertible Preferred Stock are entitled to cast 49.7% of the vote on all matters on which the Series A Convertible
    Preferred Stock is entitled to vote together with the Common
    Stock.

(2) Consisting of 350,000 shares of Common Stock issuable upon conversion of 3,500,000 shares of Series A Convertible
    Preferred Stock.



Item 1.  Security and Issuer.

    This Amendment No. 1 relates to the Common Stock, $0.001 par value per share ("Common Stock"), and the Series A Convertible Preferred
    Stock, $0.001 par value per share ("Series A Preferred Stock"), of
    Electronic Identification, Inc. (the "Company"), a Nevada corporation, with its principal place of business at 1200 West Pender Street, Suite
    411, Vancouver, B.C., Canada V6E 2S9. This Amendment No. 1 amends and restates in its entirety the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 25, 2002.

Item 2.  Identity and Background.

         Set forth below is information required by this Item with respect to each person filing this statement.

         (a)  Advanced Biometrics, Inc.

         (b)  7203 W. Deschutes Ave.
              Kennewick, WA  99337

         (c)  N/A

         (d)  NO

         (e) Advanced Biometrics, Inc. ("ABI") has been involved in an investigation by the State of Washington Dept. of Financial
              Institutions, Securities Division, Cause No. SDO-026-02,
              Case No. 01-10-410. A Consent Order was entered into between the Advanced Biometrics and the Washington Dept. of Financial
              Institutions, Securities Division in which ABI agreed to cease and desist from offering or selling any securities in violation of RCW 21.20.010.

         (f)  N/A

         The executive officers and directors of ABI are set forth on
         Schedule I attached hereto, containing the following information with respect to each such person:

         (a)  Name;

         (b)  Residence or business address; and

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, no person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the persons named on Schedule I attached hereto are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         Working Capital of $35,000.


Item 4.  Purpose of Transaction.

         For investment purposes and to further the undersigned's influence over the Company through ownership of voting securities. Following the reported acquisitions, the undersigned beneficially owns approximately 9.0% of the Common Stock. Holders of Series A
         Preferred Stock are entitled to one vote per share on all matters that are subject to the vote of all holders of Common
         Stock, except that the holders of the Series A Preferred Stock shall not be entitled to vote to alter, amend or otherwise change in any way or form, the Agreement and Plan of Exchange relating to the proposed share exchange with ABI and/or any related agreements. Following the reported acquisitions, ABI holds 49.7% of the voting power on all matters on which the Series A Preferred Stock is entitled to vote together with the Common Stock.


         The undersigned:

         (a) may periodically acquire additional shares of the Company's securities or dispose of the Series A Preferred Stock;

         (b) is presently considering alternatives for implementing a change in control of the Company, including (i) the acquisition of a majority of the Company's voting securities and (ii) an extraordinary corporate transaction involving the Company, either without or after acquiring voting control, that would result in the shareholders of the undersigned becoming the majority shareholders of the Company;

         (c) has no present plans for a transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) has no present plans for any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancy; however, the undersigned has not ruled out the possibility of such changes in its consideration of change-in-control alternatives for the Company;

         (e) has no present plans for any material change in the present capitalization or dividend policy of the Company, except (a) that the board of directors, which includes the undersigned, has previously stated its intention to look for potential merger candidates, which would, if successful, result in a change to the present capitalization and (b) as the result of an extraordinary corporate transaction described in (b) above;

         (f) has no present plans for any other material change in the Company's business or corporate structure except as the result of an extraordinary corporate transaction described in (b) above;

         (g) has no present plans for any changes in the Company's charter, by-laws or similar instruments which may impede the acquisition or control of the Company by any person;

         (h) has no present plans to cause the Company's securities to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system;

         (i) has no present plans to cause a class of securities of the Company to become eligible for termination of registration pursuant to section 12(g) of the Securities Exchange Act of 1934;

         (j) has no present plans to take any action similar to the foregoing.

Item 5.  Interest in Securities of the Issuer.

         (a) 350,000 shares of Common Stock issuable upon conversion of 3,500,000 shares of Preferred Stock, representing approximately
              9.0% of the outstanding Common Stock. Each of the persons named on Schedule I attached hereto, solely by virtue of his position with ABI, may be deemed to beneficially own the 350,000 shares of Common Stock.

         (b) The undersigned has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the shares referred to in Items 7 and 9 of the cover page of this report.
              Each of the persons named on Schedule I attached hereto, solely by virtue of his position with ABI, may be deemed to share power to vote or to direct a vote and share power to dispose or to direct the disposition of the shares referred to in Items 7 and 9 of the cover page of this report.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer.

              Not applicable.

Item 7.   Material to Be Filed as Exhibits.

              None.


                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:  November 26, 2002.

ADVANCED BIOMETRICS, INC.

SIGNATURE: /s/ James Katzaroff
           James Katzaroff, Chief Executive Officer



                                       Schedule I

                                Advanced Biometrics, Inc.


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

                                    Executive Officers
---------------------------------------------------------------------------------------------------------
    Name              Business or                 Principal Occupation or         Name and Address of
                    Residence Address                   Employment               Corporation in which
                                                                                      Employed
---------------------------------------------------------------------------------------------------------

James Katzaroff   Advanced Biometrics, Inc.      Chief Executive Officer       Advanced Biometrics, Inc.
                  7204 W. Deschutes Ave.         and Chairman of the Board     7203 W. Deschutes Ave.
                  Suite A                        of Directors of Advanced      Suite A
                  Kennewick, WA 99336            Biometrics, Inc.              Kennewick, WA  99336

Robert Papke      Advanced Biometrics, Inc.      President and a Director of   Advanced Biometrics, Inc.
                  7204 W. Deschutes Ave.         Advanced Biometrics, Inc.     7203 W. Deschutes Ave.
                  Suite A                                                      Suite A
                  Kennewick, WA 99336                                          Kennewick, WA  99336





                                        Directors
---------------------------------------------------------------------------------------------------------
    Name              Business or                 Principal Occupation or         Name and Address of
                    Residence Address                   Employment               Corporation in which
                                                                                      Employed
---------------------------------------------------------------------------------------------------------

James Katzaroff   Advanced Biometrics, Inc.      Chief Executive Officer       Advanced Biometrics, Inc.
                  7204 W. Deschutes Ave.         and Chairman of the Board     7203 W. Deschutes Ave.
                  Suite A                        of Directors of Advanced      Suite A
                  Kennewick, WA 99336            Biometrics, Inc.              Kennewick, WA  99336

Robert Papke      Advanced Biometrics, Inc.      President and a Director of   Advanced Biometrics, Inc.
                  7204 W. Deschutes Ave.         Advanced Biometrics, Inc.     7203 W. Deschutes Ave.
                  Suite A                                                      Suite A
                  Kennewick, WA 99336                                          Kennewick, WA  99336

Ken Hatch         Hatch Enterprises              President and Chief           Hatch Enterprises
                  1011 Western Ave.              Executive Officer of Hatch    1011 Western Ave.
                  Suite 900                      Enterprises                   Suite 900
                  Seattle, WA 98104                                            Seattle, WA  98104

Christian Martin  East River Entertainment,      Chief Executive Officer of    East River Entertainment,
                  Inc. 17056 Livorno Drive       East River Entertainment,     Inc. 17056 Livorno Drive
                  Pacific Palisades, CA          Inc.                          Pacific Palisades, CA
                  90272                                                        90272

James Raisbeck    Raisbeck Engineering           Owner of Raisbeck             Raisbeck Engineering
                  4411 South Ryan Way            Engineering                   4411 South Ryan Way
                  Seattle, WA 98178                                            Seattle, WA  98178

John Walsh        Walsh & Associates             Owner of Walsh &              Walsh & Associates
                  10900 NE 4th St.               Associates                    10900 NE 4th St.
                  Suite 2310                                                   Suite 2310
                  Bellevue, WA  98004                                          Bellevue, WA  98004